Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Delta Petroleum Corporation
We consent to the incorporation by reference in this Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3 of our reports dated March 11, 2010, with respect to the consolidated balance sheets of Delta Petroleum Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Delta Petroleum Corporation and to the reference to our firm under the heading “Experts” in the Registration Statement.
Our report contains an explanatory paragraph that states that the Company is exploring strategic alternatives and that such actions may not be sufficient to repay obligations under the credit facility when due, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our report refers to the Company’s change in how it accounted for Uncertainty in Income Taxes effective January 1, 2007. It also refers to the change in how the Company accounting for its convertible debt instrument that may be settled in cash upon conversions (including partial cash settlement) and how non-controlling Interests in Consolidated Financial Statements are presented in the financial statements, effective January 1, 2009 and these have been applied retrospectively to the consolidated financial statements.
/s/ KPMG LLP
Denver, Colorado
May 5, 2010